Marriott Vacations Worldwide to Acquire ILG April 30, 2018 https://dealworks.ny.jpmorgan.com/dw/drl/objectId/0b0096158bd7c10e Q:\DMD_2018_PROJECTS\04 Apr 2018\0418_2620351\Ignite - Raj Filed by Marriott Vacations Worldwide Corporation Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 as amended Subject Company: ILG, Inc. Commission File No.: 001-34062

Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of federal securities laws, including statements about anticipated future events and expectations that are not historical facts and the anticipated benefits of the acquisition of ILG, Inc. Such statements include, but are not limited to, statements regarding earnings trends, estimates, and assumptions. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including volatility in the economy and the credit markets, supply and demand changes for vacation ownership and residential products, competitive conditions, the availability of capital to finance growth, and other matters referred to under the heading “Risk Factors” contained in our most recent annual report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) and in subsequent SEC filings, any of which could cause actual results to differ materially from those expressed in or implied in this presentation. These statements are made as of April 30, 2018 and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. In this presentation we use certain financial measures that are not prescribed by United States generally accepted accounting principles (“GAAP”). We discuss our reasons for reporting these non-GAAP financial measures herein, and reconcile the most directly comparable GAAP financial measure to each non-GAAP financial measure that we report (identified by a double asterisk ("**") on the following pages). Although we evaluate and present these non-GAAP financial measures for the reasons described in the Appendix, please be aware that these non-GAAP financial measures have limitations and should not be considered in isolation or as a substitute for revenues, net income, earnings per share or any other comparable operating measure prescribed by GAAP. In addition, these non-GAAP financial measures may be calculated and / or presented differently than measures with the same or similar names that are reported by other companies, and as a result, the non-GAAP financial measures we report may not be comparable to those reported by others.

Combined company will be the largest upper-upscale and luxury vacation ownership developer in the industry with highly demanded vacation destinations Interval International’s premier exchange network will further diversify revenues and expand operating margins Exclusive, long-term access for vacation ownership to over 100 million members of the combined Marriott Rewards/SPG program and almost 10 million World of Hyatt members $75 million of targeted annual cost synergies with potential for additional long term synergies Increased scale and substantial free cash flow to further advance growth prospects and enhance shareholder returns Combination creates a leading global provider of premier vacation experiences Source: Company filings as of 12/31/17 Marriott’s Mountainside Park City, Utah

Transaction overview Cash consideration of $14.75 per ILG share 0.165 VAC shares per ILG share Implies an offer price of $36.93 per share as of market close on 4/27/18 Implied ownership: VAC shareholders 57% / ILG shareholders 43% Stephen P. Weisz – Chief Executive Officer John E. Geller, Jr. – Chief Financial and Administrative Officer VAC Board to be expanded to 10 members from the current 8 Two new members from the current ILG Board William J. Shaw will remain Chairman of VAC At least $75M of targeted annual cost synergies expected to be realized within two years after close Opportunity to achieve additional long-term synergies Expected to close in the second half of 2018, subject to customary closing conditions including VAC and ILG shareholder approvals Received financing commitments from J.P. Morgan and BofA Merrill Lynch. The completion of the transaction is not subject to a financing contingency Qurate Retail Inc. has entered into a voting agreement in support of the transaction1 Transaction is expected to be accretive to earnings per share within the first full year after close Anticipated one-time transaction expenses of ~$170M Pro forma annual dividend expected to be $1.60 per share Transaction Details Board Management Anticipated Synergies Closing Conditions and Timing Pro Forma Impact 1 ILG shareholder with 13% ownership and 2 board seats

Diversified and complementary portfolio provides opportunities to accelerate growth Source: Company filings as of 12/31/17 1 Excludes the non-exclusive license with St. Regis Vacation Ownership Exchange & Management Largest upper-upscale and luxury branded vacation ownership company in the world Exclusive global licensee of 6 established vacation ownership brands1 Over 100 vacation ownership properties across the globe Over 650,000 owners Exclusive, long-term access to Marriott Rewards / SPG / World of Hyatt loyalty programs Significant inventory in new and expanded markets Significant scale including over 3,200 resorts in Interval International Global presence with exchange locations in over 80 countries Nearly 2 million member families 100% fee-based revenues Exchange products include: Interval International Vistana Signature Network Trading Places International Marriott Vacation Club Destinations Hyatt Residence Club Manage over 300 resorts

Leading global provider of vacation experiences for 14 brands over two business segments Exchange Club services Resort management Rentals Development & financing Sales & marketing + Vacation Ownership Exchange & Management Note: Circle denotes exclusivity

Non-sales related revenue Combined 2017 Net Revenue**: $2,877M Pro-forma 2017 combined Adjusted EBITDA** of $737M1 ** Denotes non-GAAP financial measures. For definition and reconciliation please see “Non-GAAP Financial Measures” section of appendix. Source: Company filings as of 12/31/17 1 Includes $75mm of expected cost synergies Diversified revenue profile with significant contribution from recurring and fee based revenue Marriott’s Oceana Palms Riviera Beach, Florida

** Denotes non-GAAP financial measures. For definition and reconciliation please see “Non-GAAP Financial Measures” section of appendix. Source: Company filings as of 12/31/17, ILG Investor presentation 2017 1 Revenue excludes cost reimbursements; 2 Includes estimated $75mm of cost synergies A transformative combination in the vacation industry / 65 43 ~400,000 ~250,000 ~2M Vacation Ownership Properties Owners Membership and Exchange families $1,444M $1,433M 2017 Revenue**1 108 ~650,000 ~2M $2,877M $361M $301M 2017 Adjusted EBITDA** $737M2

Strategic combination enables significant synergies $75M of identified cost synergies Integration plans already being developed Potential for additional synergies upside Substantially all benefits expected to be realized within 2 years General and Administrative Operational Redundancies Public Company Costs

Transaction results in a strong and flexible balance sheet to support growth and shareholder returns

- Diversified business model with strong stabilized cash flows
- Combined company has ~$8B total enterprise value and ~$737M of adjusted EBITDA**[1]
- ~3x net debt / LTM adjusted EBITDA** expected post close, excluding non-recourse securitization debt
- Combined company has solid track record of accessing securitization market


The Westin Ka'anapali Ocean Resort Villas
Maui, Hawaii


Hyatt Residence Club San Antonio, Wild Oak Ranch
San Antonio, Texas

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** Denotes non-GAAP financial measures. For definition and reconciliation please see "Non-GAAP Financial Measures" section of appendix.

[1] Includes estimated $75mm of cost synergies

Combined company will be the largest upper-upscale and luxury vacation ownership developer in the industry with highly demanded vacation destinations Interval International’s premier exchange network will further diversify revenues and expand operating margins Exclusive, long-term access for vacation ownership to over 100 million members of the combined Marriott Rewards/SPG program and almost 10 million World of Hyatt members $75 million of targeted annual cost synergies with potential for additional long term synergies Increased scale and substantial free cash flow to further advance growth prospects and enhance shareholder returns Combination creates a leading global provider of premier vacation experiences Source: Company filings as of 12/31/17 Marriott’s Mountainside Park City, Utah

Appendix Westin PGA Marriott’s Kaua’i Beach Club Kaua’i, Hawaii

Industry leading global portfolio and owner network ** Denotes non-GAAP financial measures. For definition and reconciliation please see “Non-GAAP Financial Measures” section of appendix. Source: Company filings as of 12/31/17 1 Vistana Signature Experiences and Hyatt Vacation Ownership Portfolios; 2 Includes WYN’s Vacation Ownership and Destination segments; 3 Includes estimated $75mm of cost synergies 2 2 3 Combined Company Vacation Ownership Vacation Ownership Combined Company Combined Company Combined Company 1 1

Non-GAAP Financial Measures In this presentation, and on the related conference call, we use certain financial measures that are not prescribed by United States generally accepted accounting principles ("GAAP"). We discuss our reasons for reporting these non-GAAP financial measures below, and reconcile the most directly comparable GAAP financial measure to each non-GAAP financial measure that we report (identified by a double asterisk ("**") on the preceding pages). Although we evaluate and present these non-GAAP financial measures for the reasons described below, please be aware that these non-GAAP financial measures have limitations and should not be considered in isolation or as a substitute for revenues, net income, earnings per share or any other comparable operating measure prescribed by GAAP. In addition, these non-GAAP financial measures may be calculated and / or presented differently than measures with the same or similar names that are reported by other companies, and as a result, the non-GAAP financial measures we report may not be comparable to those reported by others. We evaluate non-GAAP financial measures, including Adjusted EBITDA that exclude certain items in the fiscal year ended December 31, 2017, because these non-GAAP financial measures allow for period-over-period comparisons of our on-going core operations before the impact of these items. These non-GAAP financial measures also facilitate our comparison of results from our on-going core operations before these items with results from other vacation ownership companies. Earnings Before Interest Expense, Taxes, Depreciation and Amortization ("EBITDA") and Adjusted EBITDA. EBITDA is defined as earnings, or net income, before interest expense (excluding consumer financing interest expense), provision for income taxes, depreciation and amortization. For purposes of our EBITDA and Adjusted EBITDA calculations, we do not adjust for consumer financing interest expense because the associated debt is secured by vacation ownership notes receivable that have been sold to bankruptcy remote special purpose entities and is generally non-recourse to us. Further, we consider consumer financing interest expense to be an operating expense of our business. We consider EBITDA and Adjusted EBITDA to be indicators of operating performance, which we use to measure our ability to service debt, fund capital expenditures and expand our business. We also use EBITDA and Adjusted EBITDA, as do analysts, lenders, investors and others, because these measures exclude certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be dependent on a company’s capital structure, debt levels and credit ratings. Accordingly, the impact of interest expense on earnings can vary significantly among companies. The tax positions of companies can also vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the jurisdictions in which they operate. As a result, effective tax rates and provision for income taxes can vary considerably among companies. EBITDA and Adjusted EBITDA also exclude depreciation and amortization because companies utilize productive assets of different ages and use different methods of both acquiring and depreciating productive assets. These differences can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies. Adjusted EBITDA reflects additional adjustments for certain items including the exclusion of non-cash share-based compensation expense to address considerable variability among companies in recording compensation expense because companies use share-based payment awards differently, both in the type and quantity of awards granted. Prior period presentation has been recast for consistency. We evaluate Adjusted EBITDA as an indicator of operating performance because it allows for period-over-period comparisons of our on-going core operations before the impact of the excluded items. Together, EBITDA and Adjusted EBITDA facilitate our comparison of results from our on-going core operations before the impact of these items with results from other vacation ownership companies. Total Revenues Excluding Cost Reimbursements. Cost reimbursements revenue includes direct and indirect costs that property owners' associations and joint ventures we participate in reimburse to us, and relates, predominantly, to payroll costs where we are the employer. As we record cost reimbursements based upon costs incurred with no added markup, this revenue and related expense has no impact on net income attributable to us because cost reimbursements revenue net of reimbursed costs expense is zero. We consider total revenues excluding cost reimbursements to be a meaningful metric as it represents that portion of revenue that impacts net income attributable to us.

Non-GAAP Financial Measures (cont’d) 2017 Adjusted EBITDA (In millions) ILG MVW Pro Forma Combined Adjusted EBITDA** $ 346 1 $ 280 2 $ 626 Adjustments: Accounting Standards Update No. 2014-09 3 6 14 4 20 Hurricane Irma and Hurricane Maria 5 9 7 16 Annualized run-rate cost savings 6 - - 75 Adjusted EBITDA** $ 361 $ 301 $ 737 2017 Total Revenues Excluding Cost Reimbursements (In millions) ILG MVW Pro Forma Combined Total revenues $ 1,786 1 $ 1,952 2 $ 3,738 Accounting Standards Update No. 2014-09 3 (17) 231 2 214 Less: Cost reimbursements (325) (750) 2 (1,075) Total revenues excluding cost reimbursements** $ 1,444 $ 1,433 $ 2,877 ** Denotes non-GAAP financial measures. 1 Per the ILG 2017 Form 10-K 2 Per the MVW Form 8-K filed February 27, 2018. 3 Represents the estimated impact to the 2017 reported results for adopting Accounting Standards Update No. 2014-09 "Revenue from Contracts with Customers" as amended in 2018. 4 Per the MVW 2017 Form 10-K. 5 Represents the estimated impact to the 2017 reported results from Hurricane Irma and Hurricane Maria. 6 Represents targeted annualized cost synergies. ** Denotes non-GAAP financial measures. 1 Per the ILG 2017 Form 10-K. 2 Per the MVW 2017 Form 10-K. 3 Represents the estimated impact to the 2017 reported results for adopting Accounting Standards Update No. 2014-09 "Revenue from Contracts with Customers" as amended in 2018.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements are any statements other than statements of historical fact, including statements regarding ILG, Inc.’s (“ILG”) and Marriott Vacations Worldwide Corporation’s (the “Company”) expectations, beliefs, hopes, intentions or strategies regarding the future. Among other things, these forward-looking statements may include statements regarding the proposed combination of ILG and the Company; our beliefs relating to value creation as a result of a potential combination of ILG and the Company; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding ILG’s and the Company’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such `as

“may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions, our relationships with the holders of licensed marks, and those additional factors disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on the Company’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.

Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between ILG and the Company, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that ILG’s stockholders may not approve the proposed transactions; the possibility that the Company’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of ILG and the Company will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the ability to retain key personnel; the availability of financing; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of ILG and the Company described in their respective filings with the SEC, when reviewing any forward-looking statement . These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to and does not constitute an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

IMPORTANT INFORMATION AND WHERE TO FIND IT

The proposed transaction involving the Company and ILG will be submitted to ILG’s stockholders and the Company’s stockholders for their consideration. In connection with the proposed transaction, the Company will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for ILG’s stockholders and the Company’s stockholders to be filed with the SEC. ILG will mail the joint proxy statement/prospectus to its stockholders, the Company will mail the joint proxy statement/prospectus to its stockholders and ILG and The Company will file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that the Company or ILG may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials (if and when they become available) and any other documents filed or furnished by the Company or ILG with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from the Company by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com.

PARTICIPANTS IN THE SOLICITATION

The Company, ILG, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and in its definitive proxy statement filed with the SEC on April 3, 2018, and information about ILG’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018 and in its definitive proxy statement filed with the SEC on April 3, 2017. These documents are available free of charge from the sources indicated above, and from the Company by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials the Company and ILG file with the SEC.